UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports a Passenger Traffic Decrease in February 2026 of 5.5% Compared to 2025

GUADALAJARA, Mexico, March 06, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for February 2026, compared with February 2025.

During March 2026, the 12 Mexican airports operated by GAP recorded a 3.2% decrease in total passenger traffic compared to February 2025. Tijuana, Puerto Vallarta, and Guadalajara reported a decrease of 7.4%, 5.3%, and 1.6%, respectively. In contrast, Los Cabos airport reported an increase of 0.8%. With respect to GAP’s airports in Jamaica, Montego Bay and Kingston recorded decreases of 31.4% and 2.1%, respectively, as a result of disruptions caused by Hurricane Melissa.

Domestic Terminal Passengers (in thousands):

Airport	Feb-25	Feb-26	% Change	Jan - Feb 25	Jan - Feb 26	% Change
Guadalajara	926.2	906.2	(2.2%)	1,932.4	1,972.5	2.1%
Tijuana*	631.4	584.7	(7.4%)	1,333.4	1,283.1	(3.8%)
Puerto Vallarta	192.6	186.5	(3.2%)	422.1	429.0	1.6%
Los Cabos	197.8	185.7	(6.2%)	430.1	404.8	(5.9%)
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	158.4	151.3	(4.5%)	335.2	332.2	(0.9%)
Hermosillo	150.6	144.4	(4.1%)	319.9	304.8	(4.7%)
Morelia	57.3	59.1	3.1%	122.5	132.2	7.9%
Kingston	0.0	0.2	351.4%	0.1	0.7	943.1%
La Paz	85.4	89.0	4.2%	182.1	194.7	7.0%
Mexicali	88.8	71.8	(19.1%)	189.0	170.9	(9.6%)
Aguascalientes	46.2	41.8	(9.6%)	98.2	91.0	(7.3%)
Los Mochis	51.6	48.3	(6.3%)	108.6	107.0	(1.4%)
Manzanillo	10.9	10.4	(4.7%)	22.8	21.7	(5.0%)
Total	2,597.2	2,479.4	(4.5%)	5,496.3	5,444.6	(0.9%)

International Terminal Passengers (in thousands):

Airport	Feb-25	Feb-26	% Change	Jan - Feb 25	Jan - Feb 26	% Change
Guadalajara	430.1	428.8	(0.3%)	1,030.9	1,026.9	(0.4%)
Tijuana*	290.1	268.9	(7.3%)	670.1	607.6	(9.3%)
Puerto Vallarta	457.3	428.9	(6.2%)	941.2	918.1	(2.5%)
Los Cabos	410.5	427.8	4.2%	837.2	865.7	3.4%
Montego Bay	400.1	274.5	(31.4%)	856.3	559.0	(34.7%)
Guanajuato	72.4	71.7	(1.1%)	179.9	181.2	0.8%
Hermosillo	5.9	6.4	8.5%	14.4	15.1	4.8%
Morelia	51.3	64.0	24.8%	119.1	149.3	25.3%
Kingston	121.9	119.2	(2.2%)	288.9	274.2	(5.1%)
La Paz	2.8	3.8	37.3%	5.5	8.1	47.1%
Mexicali	0.7	0.6	(13.7%)	1.2	1.2	2.3%
Aguascalientes	21.2	22.9	8.0%	50.3	53.1	5.6%
Los Mochis	0.5	0.4	(12.2%)	1.3	1.2	(9.2%)
Manzanillo	13.5	11.0	(18.2%)	29.1	24.9	(14.4%)
Total	2,278.2	2,128.9	(6.6%)	5,025.2	4,685.5	(6.8%)

Total Terminal Passengers (in thousands):

Airport	Feb-25	Feb-26	% Change	Jan - Feb 25	Jan - Feb 26	% Change
Guadalajara	1,356.2	1,335.0	(1.6%)	2,963.3	2,999.4	1%
Tijuana*	921.5	853.5	(7.4%)	2,003.6	1,890.7	(6%)
Puerto Vallarta	649.9	615.4	(5.3%)	1,363.3	1,347.1	(1%)
Los Cabos	608.3	613.4	0.8%	1,267.2	1,270.5	0%
Montego Bay	400.1	274.5	(31.4%)	856.3	559.0	(35%)
Guanajuato	230.8	222.9	(3.4%)	515.0	513.4	(0%)
Hermosillo	156.5	150.8	(3.6%)	334.3	319.9	(4%)
Morelia	108.6	123.1	13.4%	241.7	281.5	16%
Kingston	121.9	119.4	(2.1%)	288.9	274.9	(5%)
La Paz	88.2	92.8	5.2%	187.5	202.8	8%
Mexicali	89.5	72.4	(19.1%)	190.2	172.2	(9.5%)
Aguascalientes	67.4	64.6	(4.1%)	148.4	144.1	(3%)
Los Mochis	52.1	48.8	(6.4%)	109.9	108.2	(2%)
Manzanillo	24.4	21.4	(12.2%)	51.9	46.6	(10%)
Total	4,875.4	4,608.2	(5.5%)	10,521.5	10,130.2	(3.7%)

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Feb-25	Feb-26	% Change	Jan - Feb 25	Jan - Feb 26	% Change
Tijuana	285.9	265.8	(7.0%)	659.1	599.9	(9.0%)

Highlights for the month:

  Seats and load factors
  The seats available during February 2026 decreased by 3.4%, compared to February 2025. The load factors for the month went from 81.2% in February 2025 to 79.4% in February 2026.
  Information on airport operations in Jalisco
  As a result of the events that took place in various locations of the State of Jalisco on February 22, 2026, and in light of the different alerts issued by the various levels of government, Guadalajara and Puerto Vallarta International Airports faced the following flight cancellations: on February 22, 120 cancellations were recorded at Guadalajara Airport, 89 at Puerto Vallarta Airport, and two at Manzanillo Airport. On February 23, there were 103 cancellations, 52 in Puerto Vallarta, and two in Manzanillo.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 6, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer